December 27, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Nauticus Robotics, Inc.
Registration Statement on Form S-1
Filed September 12, 2022
File No. 333-267375

Ladies and Gentlemen:

On behalf of our client, Nauticus Robotics, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 4, 2022, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on September 12, 2022.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form S-1 (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Form S-1 filed September 12, 2022

Cover Page

1. Disclose, if true, that the 3,530,000 shares of common stock being registered for resale were issued to certain institutions and accredited investors in a private placement (the “PIPE Investment”) upon the closing of the Business Combination. Disclose the price that each selling securityholder paid for such securities. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and the price that the public securityholders acquired their shares. Disclose that the selling securityholders may experience a positive rate of return based on the current trading price, while the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price and include any appropriate risk factor disclosure.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page and pages 10, 12, and 45 of the Amended Registration Statement.

2. We note the significant amount of CLAQ common stock redeemed in connection with the business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page and pages 10, 12, and 45 of the Amended Registration Statement.

Prospectus Summary, page 1

3. Disclose the exercise price of your warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in your risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page and pages 10, 18, and 47-49 of the Amended Registration Statement.

Services and Revenue, page 4

4. You disclose on page 6 a breakdown of the actual and projected revenue by services and direct product sales. We note that the projections for years 2022 through 2024 appear to differ from those provided to and relied upon by CLAQ and its board, as disclosed in your registration statement filed in connection with the business combination transaction. Revise your disclosure to identify and discuss any changes in the updated projections compared to those disclosed in connection with approval of the business combination. Additionally, with a view toward further revisions, please tell us when and why the revised projections were prepared and who they were distributed to prior to the business combination.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to exclude the initial statement, which was included in error. Please see pages 5-6 of the Amended Registration Statement.

Risk Factors, page 13

5. Provide risk factor disclosure advising as to specific sources of potential dilution holders of your common stock may experience. The risk factor should discuss potential dilution from your public and private warrants, earnout shares, and options as well as the common stock issuable upon conversion of the debentures and exercise of the warrants issued in your PIPE financing.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page and pages 47-49 of the Amended Registration Statement.

Future sales of shares of the Combined Company’s common stock may depress its stock price., page 47

6. Revise your risk factor disclosure to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Your statement that “[f]uture” sales of your common stock may depress the market price of your securities should be updated given that this prospectus is facilitating those sales.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page and pages 12, 45, and 47-49 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nauticus, page 61

7. We note that the projected revenues for 2022 were $23.4 million, as set forth in the unaudited prospective financial information management prepared and provided to the CLAQ Board and CLAQ in connection with the evaluation of the Business Combination, including $22.0 million in committed orders. We also note that your actual revenues for the six months ended June 30, 2022 was approximately $5.225 million. It appears that you may miss your 2022 revenue projection. Please update your disclosure in the Liquidity and Capital Resources section, and elsewhere, to provide updated information about the company’s financial position and any additional risks to the business operations and liquidity in light of these circumstances.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 65-66 of the Amended Registration Statement.

Material Contracts, page 89

8. We note your representation that various manufacturing and supply agreements are included as exhibits to this registration statement. This reference appears to have been inadvertently included in this registration statement. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies in light of the fact that the business combination contemplated by the Merger Agreement was consummated on September 9, 2022.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page and pages 5-7, 12, 45, 80-86, 89-90, 93-94, 103-105, and II-8 of the Amended Registration Statement.

Selling Stockholders, page 115

9. Revise your tabular disclosure to include columns showing the shares of common stock owned before and after the offering by the selling stockholders as a percentage of your issued and outstanding shares.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 103-105 of the Amended Registration Statement.

10. We note your disclosure on page 115 that “[e]xcept for the ownership of the shares of Common Stock, the Selling Stockholders have not had any material relationship with us within the past three years.” It appears, however, that some of the selling stockholders have participated in certain related party transactions with the company. Please advise or revise.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 103-105 of the Amended Registration Statement.

Exhibits

11. Please file the PIPE subscription agreement as an exhibit to your registration statement.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus page II-4 of the Amended Registration Statement.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Nicolaus Radford, Chief Executive Officer, Nauticus Robotics, Inc.

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